Filed Pursuant to Rule 424(b)(5)
Registration No. 333-217360

Supplement dated June 21, 2019

To prospectus supplement dated August 17, 2018

(To prospectus dated June 19, 2017)

Up to $50,000,000

Common Stock

This supplement (this “Supplement”) supplements the prospectus supplement, dated August 17, 2018 (the “Prospectus Supplement”), relating to the offer and sale of shares of our common stock, par value $0.001 per share, from time to time through the Agents or directly to the Agents, acting as principals. Sales of shares of our common stock under this Supplement, the Prospectus Supplement and the accompanying prospectus will be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, including, without limitation, sales made directly on The New York Stock Exchange or any other existing trading market for our common stock. The Agents will make all sales using commercially reasonable efforts consistent with their normal trading and sales practices, on mutually agreed terms between the Agents and us. This Supplement should be read in conjunction with the Prospectus Supplement and the accompanying prospectus. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

This Supplement is being filed to reflect the amendment of the sales agreement (the “Sales Agreement”) by and among us, Inter-American Management LLC, our external advisor, and Global Medical REIT L.P., our operating partnership, on the one hand, and Cantor Fitzgerald & Co., B. Riley FBR, Inc., BMO Capital Markets Corp., D.A. Davidson & Co., H.C. Wainwright & Co., LLC, The Huntington Investment Company and Robert W. Baird & Co. Incorporated, on the other hand, to include Stifel, Nicolaus & Company, Incorporated as an additional sales agent. Accordingly, each reference to the term “Agent” or “Agents” in the Prospectus Supplement is hereby amended to include Stifel, Nicolaus & Company, Incorporated.

As of the date of this Supplement, we have issued approximately $9,343,000 of common stock through the Sales Agreement.

The following is hereby inserted immediately prior to the subheading “Plan of Distribution—Other Relationships”:

Conflicts of Interest

We have entered into interest rate swaps with affiliates of certain of the underwriters. In addition, certain of the underwriters and their affiliates have been, may be, or are lenders to, and counterparties in securities, derivatives and other trading activities with, certain of our affiliates and us and in the ordinary course of their business activities, the underwriters and their affiliates may hold or trade securities of ours or our affiliates. In conjunction with services that affiliates of the underwriters have provided, may provide or are providing to us and our affiliates, commercial disputes may arise. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, commercial banking, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates for which they have received, or may in the future receive, customary fees and commissions.

Stifel, Nicolaus & Company, Incorporated may pay an unaffiliated entity or its affiliate, who is also a lender under our credit facility, a fee in connection with this offering.

Certain legal matters were passed upon for us by Vinson & Elkins L.L.P., Richmond, Virginia, and, with respect to matters of Maryland law, by Venable LLP, Baltimore, Maryland. The Agents are being represented in this offering by Cooley LLP, New York, New York.

Cantor BMO Capital Markets D.A. Davidson & Co.	Baird H.C. Wainwright & Co.	B. Riley FBR Stifel Huntington Capital Markets